Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     OPTI Canada Inc. - Webcast from the Peters & Co. 2008 North American Oil
     & Gas Conference - September 11, 2008

     CALGARY, Sept. 10 /CNW/ - Notification of Peters & Co. 2008 North
American Oil & Gas Conference webcast:

     <<
     OPTI Canada Inc. (TSX: OPC)
     Peters & Co. 2008 North American Oil & Gas Conference Webcast
     September 11, 2008, 9:45 AM ET
     >>

     To listen to this Webcast, please enter
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2402400 in your web browser.
     For a complete program of the September 11th Conference webcasts please visit http://www.newswire.ca/en/webcast/pages/en/peters20080911/ or CNW's webcast events calendar at http://www.newswire.ca/en/webcast/index.cgi

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705; OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  CNW Webcasts; OPTI Canada Inc.

CNW 19:52e 11-SEP-08